Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months		Nine months
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Net income (loss)	$85	$118	$(42)	$117

Class A Unit holders (ownership percentage)	x 100%	x 100%	x 100%	x 100%

Net income (loss) allocable to Class A Unit holders	$85	$118	$(42)	$117

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$0.01	$0.02	$(0.01)	$0.02